WOODSIDE

26 October 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 26 October 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 11/5

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840

1954 2004

ASX Announcement
(ASX: WPL)

Tuesday, 26 October 2004
11:00am (WST)

1954 2004
Commitment to Growth

WOODSIDE

Media
Rob Millhouse
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

Investors
Mike Lynn
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 19 October 2004.

PSC-C2
Dorade-1

Dorade-1 Exploration well

The "*Stena Tay*" rig completed plugging and abandonment operations at Dorade-1 on 20 October 2004. The rig then moved to the Capitaine-1A location.

PSC-B, Block 4
Tiof-3 ST2 and Capitaine-1A

Tiof-3 Appraisal well

Two cores were cut in the Tiof-3 ST2 sidetrack well following which the well was drilled to a total depth of 2,980 metres, where wireline logs were run. At midnight on 25 October 2004 the current operation was making preparations to flow test the well.

Capitaine-1A

The Capitaine-1A exploration well was spudded with the "*Stena Tay*" rig on 22 October 2004 in 1,686 metres of water. The 17½ inch hole has been drilled to a depth of 2,413 metres, and $13^{3}/_{8}$ inch casing set at 2,407 metres.

At midnight on 25 October 2004 the current operation was preparing to drill ahead to the target interval.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B	PSC-C2
Woodside group companies (Operator)	53.846%	53.846%	48%
Hardman group companies	24.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	--
Premier group companies	--	9.231%	--
Fusion group companies	4. 615%	--	--
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa	--	--	20%



18°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Nouakchott
18°N
Merou
Tevét
Capitaine
Tiof-2
Tiof-1
Banda-1
Chinguetti
Field
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
2000m
1000m
200m
100m
50m
Dorade
PSC-C
BLOCK 2
Mauritania
N
W
E
S
Scale
0
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis
16°N

2004 - 05 DRILLING PROGRAMME, MAURITANIA
LOCATION OF INITIAL EXPLORATION WELLS
WOODSIDE